EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Onyx Pharmaceuticals, Inc. for the registration of up to $300,000,000 of its common stock, preferred stock, debt securities and warrants, and to the incorporation by reference therein of our reports dated March 7, 2006, with respect to the financial statements of Onyx Pharmaceuticals, Inc., Onyx Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Onyx Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Palo Alto, California
May 25, 2006